               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                    (Amendment No. 6)<F1>

                   WHG Bancshares Corporation
                        (Name of Issuer)

             Common Stock, par value $.10 per share
                 (Title of Class of Securities)

                           928949106
                         (CUSIP Number)

                         Jerome H. Davis
                  c/o David M. Perlmutter, Esq.
           200 Park Ave., Suite 4515, New York, NY 10166
                          (212) 986-4900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         July 13, 1998
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box / /.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on following pages)
_________________________
<F1>
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 8 Pages

CUSIP No. 928949106
_________________________________________________________________
1.   Name of Reporting Person                Jerome H. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                             91,048*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                             91,048*<F2>
_________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  91,048*<F2>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                            6.22%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F2>
*    See Items 5(a) and 5(b) of this Statement.






                       Page 2 of 8 Pages

CUSIP No. 928949106
_________________________________________________________________
1.   Name of Reporting Person                Susan B. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                             91,048*<F3>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                             91,048*<F3>
________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  91,048*<F3>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                            6.22%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F3>
*    See Items 5(a) and 5(b) of this Statement.






                       Page 3 of 8 Pages

          The Statement on Schedule 13D (this "Statement") of Jerome H. Davis with respect to the Common Stock, par value $.10 per share ("Common Stock") of WHG Bancshares Corporation, a Maryland corporation ("WHG"), is hereby amended as set forth below.

Item 4.   PURPOSE OF TRANSACTION.

          Item 4 of the Statement is hereby supplemented by the addition of the following information:

          ""On July 13, 1998, Mr. Davis wrote to WHG's Board of Directors to restate his belief that WHG should return a portion of its excess capital to its shareholders by declaring a special dividend. As Mr. Davis has publicly stated this will properly reward shareholders for their investment, improve the price of the Common Stock (net of payment) and make WHG's balance sheet more
attractive.   In his letter, Mr. Davis states his belief that WHG's
apparent determination to ignore sound and realistic ways to enhance shareholder value is inexcusable. He believes that such inaction can be deemed nothing less than recklessness and gross negligence. For over a year the price of WHG's stock has stagnated at the same price in an otherwise burgeoning market.

         Mr. Davis believes that the failed efforts by WHG's Board of Directors to properly manage WHG is of interest to all of its shareholders. In his letter, he requests that WHG permit him or his agent to inspect WHG's stock ledger so that he may identify other shareholders with whom he can discuss and share views regarding WHG's financial condition and management performance. As referenced in his letter, Mr. Davis' request is stated as a Demand by Stockholders to Inspect Stock Ledgers or List of Stockholders of WHG, in accordance with applicable provisions of the Maryland General Corporation Law.

         Mr. Davis plans to engage in communications and discussions with other shareholders of WHG solely for the stated purpose described above. The views to be expressed by Mr. Davis may include commenting on the consistent failure of WHG's management to utilize WHG's excess capital and declare a special dividend. Mr. and Mrs. Davis have no plans to communicate with any shareholder of WHG or other person in order to form an agreement to act together for the purpose of acquiring, holding, voting or disposing of Common Stock of WHG.






                       Page 4 of 8 Pages

         Except for the above described purpose, Mr. and Mrs.
Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D, provided that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors."

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

          Item 7 of the Statement is hereby supplemented by the addition of the following information:

          "5. Letter dated July 13, 1998 from Jerome H. Davis to the Board of Directors of WHG Bancshares Corporation, Attn: John
E. Lufburrow (without enclosures).
































                       Page 5 of 8 Pages

Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this amendment is true, complete and correct.

                    7/15/98       Jerome H. Davis
                      Date          (Signature)

                    7/15/98        Susan B. Davis
                      Date          (Signature)






































                       Page 6 of 8 Pages